NO ACT

IE

12-23-09



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANC



10010606

February 22, 2010

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 02-22-2010

Michael Pressman
Senior Counsel
Merck & Co., Inc.
One Merck Drive
P.O. Box 100, WS3AB-05
Whitehouse Station, NJ 08889-0100

Re: Merck & Co., Inc.
Incoming letter dated December 23, 2009

Dear Mr. Pressman:

This is in response to your letter dated December 23, 2009 concerning the shareholder proposal submitted to New Merck by Robert D. Morse. We also have received a letter from the proponent dated December 29, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Robert D. Morse

*** FISMA & OMB Memorandum M-07-16 ***

February 22, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Merck & Co., Inc.
Incoming letter dated December 23, 2009

The proposal relates to compensation.

There appears to be some basis for your view that New Merck may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of New Merck's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period as of the date that he submitted the proposal as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if New Merck omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which New Merck relies.

Sincerely,

Rose A. Zukin
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Robert D. Morse

*** FISMA & OMB Memorandum M-07-16 ***

December 29, 2009

Office of The Chief Counsel
Securities & Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, DC 20549

Re: My Proposal to Merck & Co.

Ladies & Gentlemen:

It is obvious that Merck & Co. has pulled a fast shuffle during the merger with Schering-Plough, Inc. First, this was intended to be a merger generated by an offer to the Shering-Plough Shareholders, to accept Merck stock and cash, which was accepted. Then, the switch was made to temporarily issue new Shering-Plough for all shareholders. That being supposedly accomplished, it was cancelled and "New" Merck & Co. stock issued. No way was there need to "Juggle the Books", as the final result is only a half-title logo change of Merck, a very valuable trade mark for the drug company.

The resulting change of logo necessitated change of all stationery, all outdoor signs and advertising materials. This is not a good decision on the part of Management, whom are expected to be efficient in running the company they head.

There being no announcement of reason for this name change, makes it obvious that Management maneuvered to deny all Proposals for year 2010 by asking for a "revised" entry, then denying it [Page 4, Par. 1] on basis of "Stock of required value not having been held for 1 year in Merck & Co.". Such is the "Attitude" of those in control.

I now claim that Merck & Co. has knowingly presented misleading documents when they asked myself and any other Proponent to prove ownership of a stock that is only a few months old, and could not have been done under their scheme to omit a Proposal

My broker, TD Ameritrade has been e-mailed to supply information on what was sent to my account on November 4, 2009. As of now, no report of receiving any information regarding issue, in Schering-Plough, cancellation and replacement with Merck & Co. stock Any receipt copy will be forwarded to the S.E.C.

Other: Page 4 **II** Rule 1a-8[1][7]—Exclusion claim that my Proposal "deals with ordinary business matters" does not hold true, as the S.E.C. has since ruled in my favor that it is not so. Remuneration received by Management is the main need of issuing Proxy Material to inform shareholders, and we have a right to protest the many instances of awards far in excess of services benefitting a company. "Levels of Performance" are not addressed as to how much the recipient earned for the shareholders. Therefore, in this instance also, my Proposal is in proper order and presentment.

Cont'd on Page Two.

Could it also be classed as "Attitude", that 3 companies waited until the holiday season to fast deliver objections to my Proposals, they all having received such from last August, an action repeated from prior years ? I nonetheless have complied.

Once again, counsel has invited your staff to a phone conversation without including this Proponent, an action that the S.E.C. correctly does not partake.

Exhibits received by both from Merck & Co., Inc.
Copy to Merck & Co. Inc.

Sincerely

Robert D. Morse



EXHIBIT 1

SUMMARY

We believe that the Proposal may properly be excluded from our Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent failed to timely provide the requisite proof of continuous stock ownership in response to the Company's request for that information.

In addition we believe that the proposal may be excluded under Rule 14a-8(i)(7). because it relates to ordinary business operations.

BACKGROUND

NOTE: "A TRICK OF THE TRADE" "SHUFFLING THE DECK" FINAL RESULT STILL MERCK. - COB

MERGER

On November 3, 2009 (the "Effective Date"), Merck & Co, Inc. ("Old Merck") merged with and into a subsidiary of Schering-Plough. Under the merger agreement, Old Merck shareholders received one share of Schering-Plough Common Stock ("Schering-Plough Common Stock") for each common share of Old Merck ("Old Merck Common Stock"). In addition, each outstanding share of Schering-Plough Common Stock was converted into the right to receive $10.50 in cash and 0.5767 of a share of Schering-Plough Common Stock, resulting in a post-merger company with a single class of common stock. Upon completion of the merger, Schering-Ploughchanged its name to Merck & Co., Inc. ("New Merck") and Schering-Plough Common Stock became New Merck Common Stock ("New Merck Common Stock").

As a result of the merger, Old Merck Common Stock is no longer outstanding and only New Merck Common Stock (formerly Schering-Plough Common Stock) remains outstanding and is entitled to be voted at the annual meeting.

FIND ISSUE & RECEIPT OF "NEW" MERCK

ANALYSIS

I. The Proposal May Be Excluded Pursuant to Rule 14a-8(b)

Rule 14a-8(b) requires that a proponent must continuously have held at least $2,000 in market value, or 1%, of the stock entitled to be voted on the proposal at the meeting for at least one year by the date of the proposal's submission (and must continue to hold those securities through the date of the meeting).

The Staff has repeatedly taken the position that when a proponent acquires shares of voting securities in connection with a plan of merger, the transaction constitutes a separate sale and purchase of securities for the purposes of the federal securities laws. Therefore, ownership in an acquiring company's stock does not commence for purposes of Rule 14a-8 until the effective time of the merger. The Staff also has consistently granted no action relief in situations where the merger occurred less than one year before the shareholder proposal was submitted. *See* Sempra Energy (avail. February 8, 1999);

EXHIBIT 2: STILL A TRICK NO SCHERING PLOUGH STOCK CERTIFICATE RECEIVED AT MY BROKER

Staff Legal Bulletin No. 14 ("SLB 14") places the burden of proving these ownership requirements on the proponent: the shareholder "is responsible for proving his or her eligibility to submit a proposal to the company." As a result, the Proponent has failed to demonstrate that he held at least $2,000 in market value, or 1%, of Schering-Plough Common Stock for such a period prior to the Effective Date and New Merck Common Stock after the Effective Date as would be necessary to satisfy the one year holding requirement, and therefore the Proponent has failed to demonstrate his eligibility to submit a shareholder proposal under Rule 14a-8 of the Exchange Act as a holder of Company common stock.

The Staff has consistently granted no action relief with respect to the omission of a proposal when a proponent has failed to supply documentary support regarding the ownership requirements within the prescribed time period after receipt of a notice pursuant to Rule 14a-8(f). *See* Unocal Corporation (avail. February 25, 1997); Motorola., Inc. (avail. September 28, 2001); Actuant Corporation (avail. October 16, 2001), H.J. Heinz Co. (avail. May 23, 2006); Yahoo! Inc. (avail. March 29, 2007), IDACORP, Inc. (avail. March 5, 2008); and Wendy's/Arby's Group, Inc. (March 19, 2009).

Accordingly, the Company may exclude the Proposal under Rule 14a-8(f)(1) because the Proponent did not substantiate eligibility to submit the Proposal under Rule 14a-8(b) by providing the information described in the letter.

II. The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(7)

Rule 14a-8(i)(7) permits a company to exclude a shareholder proposal that deals with a matter relating to the conduct of the company's "ordinary business operations." ← Staff Legal Bulletin No. 14A ("SLB 14A") states:

- We agree with the view of companies that they may exclude proposals that relate to general employee compensation matters in reliance on rule 14a-8(i)(7); and
- We do not agree with the view of companies that they may exclude proposals that concern only senior executive and director compensation in reliance on rule 14a-8(i)(7).

THIS IS CORRECT

The Staff has repeatedly taken the position in no-action letters that shareholder proposals that are not directed at senior executive compensation may be properly excluded under Rule 14a-8(i)(7). *See* Ascential Software Corporation (avail. April 4, 2003) (allowing the omission of a proposal under Rule 14a-8(i)(7) that addressed compensation policies and practices that extended beyond senior executive compensation); Phillips Petroleum Co. (avail. March 13, 2002) (allowing the exclusion of

EXHIBIT 3

a proposal under Rule 14a-8(i)(7) that references "the Chairman and other officer" because it was not clearly directed only at executive officer compensation); Lucent Technologies Inc. (avail. November 6, 2001) (allowing the exclusion of a proposal under Rule 14a-8(i)(7) that provided for the reduction of the salaries of "all officers and directors" by 50%); Minnesota Mining and Manufacturing Co. (avail. March 4, 1999) (allowing the exclusion of a proposal under Rule 14a-8(i)(7) that limited the yearly percentage increase of the top 40 executives' compensation because it related to ordinary business operations); and Battle Mountain Gold Co. (avail. February 13, 1992) (allowing the exclusion of a shareholder proposal under rule 14a-8(i)(7) that related to either senior executive or other employee compensation unless the proposal was revised to address only senior executives). For the reasons set forth below, the Company believes that the Proposal targets broader compensation policies and practices than senior executive compensation and, therefore, may be excluded from the Proxy Materials.

The Proponent's request that the Company's Board of Directors "eliminate all remuneration for any one of Management in an amount above $500,000 per year" applies to everyone who is deemed "Management." The Company classifies in excess of 15,000 of its employees as being "Management." The Staff has previously decided that shareholder proposals that fail to adequately define who is included in the definition of "executive" or not clearly restricted to senior executive compensation may be excluded from proxy materials. See Cincinnati Bell, Inc. (February 9, 2000) (allowing the omission of a shareholder proposal that failed to identify who was included in the definition of "executive" and therefore could be read broadly enough to include anyone in the company's management unless the proposal was revised to indicate which employees would be impacted by the proposal) and FPL Group (February 3, 1997) (allowing the omission of a shareholder proposal that addressed compensation of "upper management" and "supervisors" as being overly broad).

WRONG! ONLY 5 TOP MANAGEMENT IN A PROPOSAL AS NOTED

While the proposal refers to "any one of Management," the Supporting Statement states that the "proxy is required to publish remuneration of only five upper Management personnel." (emphasis in original). The qualifiers "only five" and "upper" clearly demonstrate the term "Management", unmodified, is broader than "senior" executives. In a similar proposal that the Proponent submitted to Old Merck for its 2008 annual meeting Proponent requested:

> . . . [t]he Board of Directors to take action regarding remuneration to any of the *top five persons named in management* be limited to $500,000.00 per year . . . (*emphasis* added)

In that 2008 proposal the proponent limited his request to the top five members of the broader class of management. Conversely, the current New Merck Proposal contains no limitation on the term "Management." Without such limiting language, the Proposal is clearly not limited to "senior" executive officers of the Company. Accordingly, the Company believes that it addresses "general compensation matters" within the meaning of SLB 14 and SLB 14A and, as such, is properly excludable from the Proxy Materials.

NOT NECESSARY STILL ONLY 5 AVAILABLE IN PROXY

EXHIBIT 4

SAME ARGUMENT STILL ON KY 5 NOTED IN PROXY

Additionally, the Staff has a long-standing policy of not permitting proponents to revise overly-broad shareholder proposals once it becomes apparent that they would be excludable under Rule 14a-8(i)(7) because they address "ordinary business operations." This policy was reaffirmed in Section E.5 of SLB 14 where the Staff stated that proposals excludable under Rule 14a-8(i)(7) may only be revised "[i]f it is unclear whether the proposal focuses on senior executive compensation or director compensation, as opposed to general employee compensation..." In the present case, the term "any one of Management" is broader than just "senior executives" and the specific mandate of the proposal focuses on general employee compensation. Accordingly, the Proponent should not be afforded an opportunity to revise the Proposal.

Due to the Proponent's failure to limit the Proposal to compensation of senior executive officers and the fact that the implementation of the Proposal would affect general employee compensation matters, the Company believes that the Proposal relates to its ordinary business operations and may be omitted from its Proxy Materials pursuant to Rule 14a-8(i)(7).

CONCLUSION

Accordingly, for the reasons explained above, and without addressing or waiving any other possible grounds for exclusion, the Company requests the Staff to concur in our opinion that the Proposal may be excluded from the Company's Proxy Materials because the Proponent has failed to demonstrate his eligibility to submit a shareholder proposal under Rule 14a-8 as a holder of the Company's stock continuously for at least a year prior to submitting the Proposal.

ONCE AGAIN THIS PROPONENT NOT INVITED

If you have any questions or require any further information, please contact me at (908) 298-7119. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position.

Very truly yours,



Michael Pressman
Senior Counsel

Office of the Secretary

Merck & Co., Inc.
One Merck Drive
P.O. Box 100, WS3AB-05
Whitehouse Station, NJ 08889-0100



December 23, 2009

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal of Robert D. Morse

Ladies and Gentlemen:

Merck & Co, Inc. (New Merck), Inc., formerly known as Schering-Plough Corporation ("Schering-Plough), a New Jersey corporation (the "Company"), received a shareholder proposal (the "Proposal") and supporting statement (the "Supporting Statement") on November 16, 2009 from Robert D. Morse (the "Proponent") for inclusion in the Company's proxy materials for its 2010 Annual Meeting of Stockholders (the "Proxy Materials"). A copy of the Proposal and the accompanying letter from the Proponent are attached to this letter as Exhibit 1. The Company believes that it may properly omit the Proposal from the Proxy Materials for the reasons discussed in this letter. The proponent requests the Company's Proxy Materials include the following proposal:

> **I propose that the Directors eliminate all remuneration for any one of Management in an amount above $500,000 per year, eliminating possible severance pay and funds placed yearly in a retirement account. This excludes minor perks and necessary insurance, and required Social Security Payments.**

In accordance with Staff Legal Bulletin 14D (November 7, 2008), this letter is being transmitted via electronic mail. Also, in accordance with Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company is simultaneously sending a copy of this letter and its attachments to the Proponent as notice of its intention to exclude the Proposal and Supporting Statement from the Proxy Materials and the reasons for the omission. The Company intends to file its definitive Proxy Materials with the Securities and Exchange Commission (the "Commission") on or after March 15, 2010. Accordingly, pursuant to Rule 14a-8(j), this letter is being timely submitted (not less than 80 days in advance of such filing).

SUMMARY

We believe that the Proposal may properly be excluded from our Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent failed to timely provide the requisite proof of continuous stock ownership in response to the Company's request for that information.

In addition we believe that the proposal may be excluded under Rule 14a-8(i)(7). because it relates to ordinary business operations.

BACKGROUND

MERGER

On November 3, 2009 (the "Effective Date"), Merck & Co, Inc. ("Old Merck") merged with and into a subsidiary of Schering-Plough. Under the merger agreement, Old Merck shareholders received one share of Schering-Plough Common Stock ("Schering-Plough Common Stock") for each common share of Old Merck ("Old Merck Common Stock"). In addition, each outstanding share of Schering-Plough Common Stock was converted into the right to receive $10.50 in cash and 0.5767 of a share of Schering-Plough Common Stock, resulting in a post-merger company with a single class of common stock. Upon completion of the merger, Schering-Ploughchanged its name to Merck & Co., Inc. ("New Merck") and Schering-Plough Common Stock became New Merck Common Stock ("New Merck Common Stock").

As a result of the merger, Old Merck Common Stock is no longer outstanding and only New Merck Common Stock (formerly Schering-Plough Common Stock) remains outstanding and is entitled to be voted at the annual meeting.

ANALYSIS

I. The Proposal May Be Excluded Pursuant to Rule 14a-8(b)

Rule 14a-8(b) requires that a proponent must continuously have held at least $2,000 in market value, or 1%, of the stock entitled to be voted on the proposal at the meeting for at least one year by the date of the proposal's submission (and must continue to hold those securities through the date of the meeting).

The Staff has repeatedly taken the position that when a proponent acquires shares of voting securities in connection with a plan of merger, the transaction constitutes a separate sale and purchase of securities for the purposes of the federal securities laws. Therefore, ownership in an acquiring company's stock does not commence for purposes of Rule 14a-8 until the effective time of the merger. The Staff also has consistently granted no action relief in situations where the merger occurred less than one year before the shareholder proposal was submitted. *See* Sempra Energy (avail. February 8, 1999);

Staff Legal Bulletin No. 14 ("SLB 14") places the burden of proving these ownership requirements on the proponent: the shareholder "is responsible for proving his or her eligibility to submit a proposal to the company." As a result, the Proponent has failed to demonstrate that he held at least $2,000 in market value, or 1%, of Schering-Plough Common Stock for such a period prior to the Effective Date and New Merck Common Stock after the Effective Date as would be necessary to satisfy the one year holding requirement, and therefore the Proponent has failed to demonstrate his eligibility to submit a shareholder proposal under Rule 14a-8 of the Exchange Act as a holder of Company common stock.

The Staff has consistently granted no action relief with respect to the omission of a proposal when a proponent has failed to supply documentary support regarding the ownership requirements within the prescribed time period after receipt of a notice pursuant to Rule 14a-8(f). *See* Unocal Corporation (avail. February 25, 1997); Motorola., Inc. (avail. September 28, 2001); Actuant Corporation (avail. October 16, 2001), H.J. Heinz Co. (avail. May 23, 2006); Yahoo! Inc. (avail. March 29, 2007), IDACORP, Inc. (avail. March 5, 2008); and Wendy's/Arby's Group, Inc. (March 19, 2009).

Accordingly, the Company may exclude the Proposal under Rule 14a-8(f)(1) because the Proponent did not substantiate eligibility to submit the Proposal under Rule 14a-8(b) by providing the information described in the letter.

II. The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(7)

Rule 14a-8(i)(7) permits a company to exclude a shareholder proposal that deals with a matter relating to the conduct of the company's "ordinary business operations." Staff Legal Bulletin No. 14A ("SLB 14A") states:

- We agree with the view of companies that they may exclude proposals that relate to general employee compensation matters in reliance on rule 14a-8(i)(7); and

- We do not agree with the view of companies that they may exclude proposals that concern <u>only</u> senior executive and director compensation in reliance on rule 14a-8(i)(7).

The Staff has repeatedly taken the position in no-action letters that shareholder proposals that are not directed at senior executive compensation may be properly excluded under Rule 14a-8(i)(7). *See* Ascential Software Corporation (avail. April 4, 2003) (allowing the omission of a proposal under Rule 14a-8(i)(7) that addressed compensation policies and practices that extended beyond senior executive compensation); Phillips Petroleum Co. (avail. March 13, 2002) (allowing the exclusion of a proposal under Rule 14a-8(i)(7) that references "the Chairman and other officer" because it was not clearly directed only at executive officer compensation); Lucent Technologies Inc. (avail. November 6, 2001) (allowing the exclusion of a proposal under Rule 14a-8(i)(7) that provided for the reduction of the salaries of "all officers and directors" by 50%); Minnesota Mining and Manufacturing Co. (avail. March 4, 1999) (allowing the exclusion of a proposal under Rule 14a-8(i)(7) that limited the yearly percentage increase of the top 40 executives' compensation because it related to ordinary business operations); and Battle Mountain Gold Co. (avail. February 13, 1992) (allowing the exclusion of a shareholder proposal under rule 14a-8(i)(7) that related to either senior executive or other employee compensation unless the proposal was revised to address only senior executives). For the reasons set forth below, the Company believes that the Proposal targets broader compensation policies and practices than senior executive compensation and, therefore, may be excluded from the Proxy Materials.

The Proponent's request that the Company's Board of Directors "eliminate all remuneration for any one of Management in an amount above $500,000 per year" applies to everyone who is deemed "Management." The Company classifies in excess of 15,000 of its employees as being "Management." The Staff has previously decided that shareholder proposals that fail to adequately define who is included in the definition of "executive" or not clearly restricted to senior executive compensation may be excluded from proxy materials. See Cincinnati Bell, Inc. (February 9, 2000) (allowing the omission of a shareholder proposal that failed to identify who was included in the definition of "executive" and therefore could be read broadly enough to include anyone in the company's management unless the proposal was revised to indicate which employees would be impacted by the proposal) and FPL Group (February 3, 1997) (allowing the omission of a shareholder proposal that addressed compensation of "upper management" and "supervisors" as being overly broad).

While the proposal refers to "any one of Management," the Supporting Statement states that the "proxy is required to publish remuneration of only five upper Management personnel." (emphasis in original). The qualifiers "only five" and "upper" clearly demonstrate the term "Management", unmodified, is broader than "senior" executives. In a similar proposal that the Proponent submitted to Old Merck for its 2008 annual meeting Proponent requested:

> . . . [t]he Board of Directors to take action regarding remuneration to any of the *top five persons named in management* be limited to $500,000.00 per year . . . (*emphasis* added)

In that 2008 proposal the proponent limited his request to the top five members of the broader class of management. Conversely, the current New Merck Proposal contains no limitation on the term "Management." Without such limiting language, the Proposal is clearly not limited to "senior" executive officers of the Company. Accordingly, the Company believes that it addresses "general compensation matters" within the meaning of SLB 14 and SLB 14A and, as such, is properly excludable from the Proxy Materials.

Additionally, the Staff has a long-standing policy of not permitting proponents to revise overly-broad shareholder proposals once it becomes apparent that they would be excludable under Rule 14a-8(i)(7) because they address "ordinary business operations." This policy was reaffirmed in Section E.5 of SLB 14 where the Staff stated that proposals excludable under Rule 14a-8(i)(7) may only be revised "[i]f it is unclear whether the proposal focuses on senior executive compensation or director compensation, as opposed to general employee compensation..." In the present case, the term "any one of Management" is broader than just "senior executives" and the specific mandate of the proposal focuses on general employee compensation. Accordingly, the Proponent should not be afforded an opportunity to revise the Proposal.

Due to the Proponent's failure to limit the Proposal to compensation of senior executive officers and the fact that the implementation of the Proposal would affect general employee compensation matters, the Company believes that the Proposal relates to its ordinary business operations and may be omitted from its Proxy Materials pursuant to Rule 14a-8(i)(7).

CONCLUSION

Accordingly, for the reasons explained above, and without addressing or waiving any other possible grounds for exclusion, the Company requests the Staff to concur in our opinion that the Proposal may be excluded from the Company's Proxy Materials because the Proponent has failed to demonstrate his eligibility to submit a shareholder proposal under Rule 14a-8 as a holder of the Company's stock continuously for at least a year prior to submitting the Proposal.

If you have any questions or require any further information, please contact me at (908) 298-7119. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position.

Very truly yours,



Michael Pressman
Senior Counsel

Exhibit 1



Robert D. Morse

*** FISMA & OMB Memorandum M-07-16 ***

November 13, 2009

Ph: *** FISMA & OMB Memorandum M-07-16 ***

Office of The Secretary
Merck & Co.,Inc
One Merck Drive
P.O.Box 100 WS3AB-05
Whitehorse Station, NJ 08889-0100

Dear Secretary:

I, Robert D. Morse, of *** FISMA & OMB Memorandum M-07-16 *** , owner of $2000.00 or more of company stock, for over one year, wish to present a proposal to be printed in the Year 2010 Proxy Materials for a vote. I will attempt to be represented at the meeting, and shall hold equity until after that time.

Note: Should your firm already be supplying an "Against" voting section in the "Vote for Directors", please omit the sections in parenthesis.

The Proof of Ownership of $2000.00 value, and holding such for at least 1 year, the agreement to hold stock until after the meeting date, regardless of market conditions might be required by the S.E.C. Since most corporations have endorsed elimination of certificates, holding in street, or broker's name has proliferated. A few companies asked to provide a letter from my broker, as the S.E.C. "Rules" will not permit acceptance of the monthly report showing date of purchase, and latest report showing stock holdings. **The S.E.C is insulting the integrity of all brokers in the industry.** To prove how ridiculous this "Rule" is, the broker uses the same computer report information as given me to provide the letter of confirmation ! It is also an intrusion on their time and of no interest to them.

Note: In previous presentations of Proposals, only a few corporations with an "anti-attitude" have used their money saving rights of "non issuance of Certificates" as a wedge to delay a Proponent's work by using the S.E.C. "Rule" permitting such. One company, used outside legal counsel, whom presented a near ½ inch report to the S.E.C. and myself, to increase their charges, which diminish earnings. There is no regard for the National Paperwork Reduction Act, while the S.E.C. still requires 6 copies by the presenter. Please be considerate. Thanks for not wasting money on outside counsel and paperwork, as I only received low voting support from shareowners through the past 20 plus years.

E-mail questionnaire just received from the S.E.C. and replied, regarding above and other issues.

Sincerely,

Robert D. Morse

Robert D. Morse

Robert D. Morse

*** FISMA & OMB Memorandum M-07-16 ***

Office of The Secretary
Merck & Co.,Inc
One Merck Drive
P.O.Box 100 WS3AB-05
Whitehorse Station, NJ 08889-0100

November 13, 2009

PROPOSAL:

Ph: *** FISMA & OMB Memorandum M-07-16 ***

I propose that the Directors eliminate all remuneration for any one of Management in an amount above $500,000.00 per year, eliminating possible severance pay and funds placed yearly in a retirement account. This excludes minor perks and necessary insurance, and required Social Security payments.

REASONS:

It is possible for a person to enjoy a profitable and enjoyable life with the proposed amount, and even to underwrite their own retirement plan. The Proxy is required to publish remuneration of only five upper Management personnel. YOUR assets are being constantly diverted for Management's gain. Most asset gains are the result of a good product or service, produced by the workers, successful advertising, and acceptance by the public market. Just being in a Management position does not materially affect these results, as companies seldom founder due to a changeover.

{The use of "Plurality" voting, is a scam to guarantee return of Management to office, and used only in the Vote for Directors after removing "Against", as far back as year 1975, placed in corporate registrations and also in 6 or more States Rules of largest Corporate Registration, perhaps by influence of Lobbyists. }

The only present way to reform excess remuneration at present is to vote "Against" all Directors until they change to lower awards. Several years ago, Ford Motor Company was first to agree with self to return this item, since followed by many but not all companies.

{The S.E.C. should require "Against" in the vote for Directors column, it being unconstitutional to deny our "Right of Dissent". In some Corporate and State filings, these may be referred to as "Laws", but showing no penalties, are therefore merely "Rules, which can be ignored or not applied. and cannot be defeated for election, even if one vote "For" is received by each, for the number of nominees presented.]

You are asked to take a closer look for your voting decisions, as Management usually nominates Directors, whom may then favor their selectors. The Directors are the group responsible for the need of this Proposal, as they determine remuneration.

Any footnote stating that signed but not voted shares will be voted "at the discretion of Management". is unfair, as the shareowner may only be wishing to stop further solicitations, and as, on other matters, can "Abstain". The voting rights are not given voluntarily by not voting.

Please vote "FOR" this Proposal, it benefits you, the owners of the Company.

Sincerely,

Robert D. Morse



INFO: EXHIBIT ONLY, NOT FOR PROXY

Robert D. Morse

*** FISMA & OMB Memorandum M-07-16 ***

Congressman John Adler
Marlton Office
28 North Maple Ave.
Marlton, NJ 08053-021

November 13, 2009

Ph: *** FISMA & OMB Memorandum M-07-16 ***

Dear Speaker:

I wish to call your attention to some long standing Security & Exchange "Rules" that only favor corporate actions in suppressing rights of shareholders to enter Proposals in company Proxy Material.

1. A Proponent must present proof of ownership of $2000.00 or more and having held same for at least a year. [No problem to do.] The problem has escalated since most corporations have endorsed elimination of printing certificates. {Cost to buyer is now about $15.00@]. This is OK, except that now, a Proponent is required to show proof, and the S.E.C. continues to refuse to accept copies of monthly reports sent us by our broker. Upon request for proof, we are only allotted 14 days to comply. When a broker's headquarters is delayed receiving and replying, we are barred by this time limit, if exceeded. Broker's staff are busy, this is an interruption of daily business, and the <u>same material as mailed us is now acceptable</u>! What an insult to their integrity to us!

2. Management can buy/sell at any time, only reporting such within weeks, while we must hold till after the meeting, even if a drop in price would trigger selling protection. What a "Rule"!

3. A Proponent is required to attend or be represented, no matter the location and cost, and availability to attend, whatever it costs, and we are allotted 3 Whole Minutes to present what is already printed in the Proxy.! Management can send as many as 20 or more, all at no cost to them, a depletion of corporate cash.

4. "Plurality" voting. Since about Year 1975, Management and/or lobbyists have persuaded states of most large corporate registrants to delete "AGAINST" from ONLY the "Vote For Director's column. This is a denial of our "Right of Dissent" in the USA. "Except" & "Abstain" are not deductable, and is of no use, since the "Plurality" Rule, not a Law, allows a Director to be elected, if only obtaining one vote "For".

5. Placing a statement in the Proxy that: "If a shareholder signs but does not make a selection, we will do so as we determine.". This is confiscation, and not proper.

Please do what you can to accomplish fairness to shareowners. It will enhance your image I have tried for many years to convince the S.E.C. but they do not want interference with their domain.

Thank You,
Robert-D..Morse.



Robert Morse

*** FISMA & OMB Memorandum M-07-16 ***






UNITED STATES POSTAGE



Office of The Secretary
Merck & Co.,Inc
One Merck Drive
P.O.Box 100 WS3AB-05
Whitehorse Station, NJ 08889-0100

08889$0100 B059

Exhibit 2

Robert D. Morse

*** FISMA & OMB Memorandum M-07-16 ***


AUG 3 2009

August 1, 2009

Ph: *** FISMA & OMB Memorandum M-07-16 ***
E-mail : *** FISMA & OMB Memorandum M-07-16 ***

Office of The Secretary
Merck & Co., Incorporated
One Merck Drive PO Box 100
Whitehorse Station, NJ 08880-0100

Dear Secretary:

I, Robert D. Morse, of *** FISMA & OMB Memorandum M-07-16 *** , owner of $2000.00 or more of company stock, for over one year, wish to present a proposal to be printed in the Year 2010 Proxy Materials for a vote. I will attempt to be represented at the meeting, and shall hold equity until after that time.

Note: Should your firm already be supplying an "Against" voting section in the "Vote for Directors", please omit the sections in parenthesis.

The Proof of Ownership of $2000.00 value, and holding such for at least 1 year, the agreement to hold stock until after the meeting date, regardless of market conditions might be required by the S.E.C. Since most corporations have endorsed elimination of certificates, holding in street, or broker's name has proliferated. A few companies asked to provide a letter from my broker, as the S.E.C. "Rules" will not permit acceptance of the monthly report showing date of purchase, and latest report showing stock holdings. **The S.E.C is insulting the integrity of all brokers in the industry.** To prove how ridiculous this "Rule" is, the broker uses the same computer report information as given me to provide the letter of confirmation ! It is also an intrusion on their time and of no interest to them.

Note: In previous presentations of Proposals, only a few corporations with an "anti-attitude" have used their money saving rights of "non issuance of Certificates" as a wedge to delay a Proponent's work by using the S.E.C. "Rule" permitting such. One company, used outside legal counsel, whom presented a near ½ inch report to the S.E.C. and myself, to increase their charges, which diminish earnings. There is no regard for the National Paperwork Reduction Act, while the S.E.C. still requires 6 copies by the presenter. Please be considerate. Thanks for not wasting money on outside counsel and paperwork, as I only received low voting support from shareowners through the past 20 plus years.

E-mail questionnaire just received from the S.E.C. and replied, regarding above and other issues.

Sincerely,

Robert D. Morse

Robert D. Morse

Robert D. Morse

*** FISMA & OMB Memorandum M-07-16 ***

August 1, 2009

PROPOSAL:

I propose that the Directors eliminate all remuneration for any one of Management in an amount above $500,000.00 per year, eliminating possible severance pay and funds placed yearly in a retirement account. This excludes minor perks and necessary insurance, and required Social Security payments.

REASONS:

It is possible for a person to enjoy a profitable and enjoyable life with the proposed amount, and even to underwrite their own retirement plan. The Proxy is required to publish remuneration of only five upper Management personnel. YOUR assets are being constantly diverted for Management's gain. Most asset gains are the result of a good product or service, produced by the workers, successful advertising, and acceptance by the public market. Just being in a Management position does not materially affect these results, as companies seldom founder due to a changeover.

{The use of "Plurality" voting, is a scam to guarantee return of Management to office, and used only in the Vote for Directors after removing "Against", as far back as year 1975, placed in corporate registrations and also in 6 or more States Rules of largest Corporate Registration, perhaps by influence of Lobbyists. }

The only present way to reform excess remuneration at present is to vote "Against" all Directors until they change to lower awards. Several years ago, Ford Motor Company was first to agree with self to return this item, since followed by many but not all companies.

{The S.E.C. should require "Against" in the vote for Directors column, it being unconstitutional to deny our "Right of Dissent". In some Corporate and State filings, these may be referred to as "Laws", but showing no penalties, are therefore merely "Rules, which can be ignored or not applied. and cannot be defeated for election, even if one vote "For" is received by each, for the number of nominees presented.]

You are asked to take a closer look for your voting decisions, as Management usually nominates Directors, whom may then favor their selectors. The Directors are the group responsible for the need of this Proposal, as they determine remuneration..

Any footnote stating that signed but not voted shares will be voted "at the discretion of Management". is unfair, as the shareowner may only be wishing to stop further solicitations, and as, on other matters, can "Abstain". The voting rights are not given voluntarily by not voting.

Please vote "FOR" this Proposal, it benefits you, the owners of the Company.

Sincerely,

Robert D. Morse



R.D. Morse
*** FISMA & OMB Memorandum M-07-16 ***







44¢

Office of The Secretary
Merck & Company, Inc.
One Merck Drive PO Box 100
Whitehorse Station, NJ 08889-0100

08889X0100



Exhibit 3

Bollwage, Debra A.

From: Bollwage, Debra A.
Sent: Thursday, August 13, 2009 12:17 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: RE: Attachment ?
Attachments: proxy response letter.doc

Dear Mr. Morse,

Attached is the letter I e-mailed to you yesterday; hopefully you will be able to open this document.

In addition, I mailed to you today the original signed letter for your records.

Best regards,

Debbie

Debra A. Bollwage
Senior Assistant Secretary

Office of the Secretary
Merck & Co., Inc.
(908) 423-1688 (voice)
(908) 735-1224 (fax)
email: debra_bollwage@merck.com

From: *** FISMA & OMB Memorandum M-07-16 *** [mailto: *** FISMA & OMB Memorandum M-07-16 ***]
Sent: Thursday, August 13, 2009 9:57 AM
To: Bollwage, Debra A.
Subject: Attachment ?

Hi.Debra: I see no click space to read your attachment,
only a list of World Wice addresses.
Please send as direct 1st class mail, not expensive way, as I
will receive in two days. However, please retry e-mail w/ your
attached response re: MY Proposal, Thank You Bob Morse

Bollwage, Debra A.

From: Bollwage, Debra A.
Sent: Wednesday, August 12, 2009 2:43 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: Merck - shareholder proposal

Attachments: morse.pdf

Dear Mr. Morse,

Please see the attached response letter regarding your shareholder proposal submitted for inclusion in the 2010 proxy statement.

Very truly yours,

Debbie

Debra A. Bollwage
Senior Assistant Secretary
Office of the Secretary
Merck & Co., Inc.
(908) 423-1688 (voice)
(908) 735-1224 (fax)
email: debra_bollwage@merck.com



morse.pdf (12 KB)

Office of the Secretary

Merck & Co., Inc.
WS3AB-05
One Merck Drive
P.O. Box 100
Whitehouse Station NJ 08889-0100
Fax 908 735 1224

VIA E-MAIL

August 12, 2009


MERCK

Mr. Robert D. Morse

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Morse:

This is to acknowledge your letter dated August 1, 2009 and your shareholder proposal regarding "management compensation", which you submitted for inclusion in the proxy materials for the 2010 Annual Meeting of Shareholders.

Very truly yours,

Debra A. Bollwage
Senior Assistant Secretary

s:Proxy/Proposal Response Letters-2010

bcc: Colbert
Ellis
Filderman
Good
Wandall

Exhibit 4

Bollwage, Debra A.

From: Bollwage, Debra A.
Sent: Thursday, November 12, 2009 3:01 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: Shareholder proposal

Attachments: Document.pdf

Dear Mr. Morse,

Please see the attached letter from Merck & Co., Inc. A hard copy is also being overnighted to you. Thank you.

Sincerely,

Debbie

Debra A. Bollwage
Senior Assistant Secretary
Merck & Co., Inc.
One Merck Drive
Whitehouse Station, NJ 08889-0100
(908) 423-1688 (voice)
(908) 735-1224 (fax)
email: debra_bollwage@merck.com



Document.pdf (116 KB)

Office of the Secretary

Merck & Co., Inc.
WS3AB-05
One Merck Drive
P.O. Box 100
Whitehouse Station NJ 08889-0100
Fax 908 735 1224

VIA E-MAIL AND OVERNIGHT DELIVERY


MERCK

November 12, 2009

Mr. Robert D. Morse

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Morse:

Further to my letter to you on August 12, 2009, your letter dated August 1, 2009 and your shareholder proposal regarding "management compensation", that you submitted for inclusion in the proxy materials for the Merck & Co., Inc. ("Old Merck") 2010 Annual Meeting of Shareholders, please be advised that effective November 3, 2009, Old Merck became a wholly-owned subsidiary of Schering-Plough Corporation ("Schering-Plough") and Schering-Plough was renamed Merck & Co., Inc. ("New Merck").

As disclosed in the joint proxy statement of Old Merck and Schering-Plough that was filed with the Securities and Exchange Commission on June 25, 2009 and mailed to shareholders beginning June 29, 2009, because the merger of both companies was completed prior to the Old Merck 2010 Annual Meeting, the Old Merck Annual Meeting will not be held and any shareholder proposals submitted by shareholders for inclusion in Old Merck's proxy statement for the 2010 Annual Meeting will not be included in the New Merck proxy statement unless the proposal is submitted to New Merck.

Therefore, with respect to your shareholder proposal regarding "management compensation", in order for the proposal to be included in New Merck's proxy statement for the 2010 Annual Meeting, you must submit your proposal to New Merck. The deadline for receipt of your proposal is December 25, 2009. For your reference, I am attaching pages 156 - 157 of the joint proxy statement.

If you should have any questions, you may contact me at (908) 423-1688.

Very truly yours,



Debra A. Bollwage
Senior Assistant Secretary

s:Proxy/Proposal Response Letters-2010

No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans*, and Financial Accounting Standards Board Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*, and (2) express an unqualified opinion on the effectiveness of internal control over financial reporting. Such financial statements and financial statement schedule have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited interim financial information for the period ended March 31, 2009 which is incorporated herein by reference, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for a review of such information. However, as stated in their report, included in the Schering-Plough Corporation and subsidiaries' Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited interim financial information because that report is not a "report" or a "part" of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

The combined financial statements of the Merck/Schering-Plough cholesterol partnership incorporated in this joint proxy statement/prospectus by reference from Merck's and Schering-Plough's Annual Reports on Form 10-K for the year ended December 31, 2008, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report which is incorporated herein by reference. Such combined financial statements have been so incorporated in reliance upon the report of such firm given their authority as experts in accounting and auditing.

DEADLINE FOR 2010 SHAREHOLDER PROPOSALS

Merck

Proposals on matters appropriate for shareholder consideration consistent with the regulations of the SEC submitted by Merck shareholders for inclusion in the proxy statement and form of proxy for the 2010 Annual Meeting of shareholders must be submitted in writing to Celia A. Colbert, Senior Vice President, Secretary and Assistant General Counsel of Merck, WS 3A-65, Merck & Co., Inc., One Merck Drive, Whitehouse Station, NJ 08889-0100, and received by November 13, 2009. If the merger agreement is approved and the merger is completed prior to Merck's 2010 Annual Meeting, then the Merck 2010 Annual Meeting of shareholders will not be held. Proposals submitted by shareholders for inclusion in Merck's proxy statement for the 2010 Annual Meeting will not be included in the New Merck proxy statement for the 2010 Annual Meeting unless the proposal has been submitted to Schering-Plough or New Merck as set forth below.

Also, under the bylaws of Merck, shareholders must give advance notice of nominations for director or other business to be presented at Merck's 2010 Annual Meeting of Shareholders, and this notice must be mailed and received in writing at the office of Merck's Secretary not later than the close of business on December 29, 2009. If the merger agreement is approved and the merger is completed prior to Merck's 2010 Annual Meeting, then the Merck 2010 Annual Meeting of shareholders will not be held. Nominations and other business submitted by shareholders pursuant to Merck's bylaws for presentation at Merck's 2010 Annual Meeting may not be presented at the 2010 Annual Meeting unless the nominations or other business has been submitted to Schering-Plough or New Merck as set forth below.

Schering-Plough/New Merck

Proposals on matters appropriate for shareholder consideration consistent with the regulations of the SEC submitted by Schering-Plough shareholders for inclusion in the proxy statement and form of proxy for the Schering-Plough 2010 Annual Meeting of shareholders (which will be the New Merck 2010 Annual Meeting of shareholders if the closing of the transaction occurs before the date of the Schering-Plough 2010 Annual Meeting) must be submitted in writing to the office of the Corporate Secretary, Schering-Plough Corporation,

2000 Galloping Hill Road, K-1-4-4525, Kenilworth, NJ 07033 (or, after the closing of the transaction, to Celia A. Colbert, Senior Vice President, Secretary and Assistant General Counsel of Merck & Co., Inc., WS 3A-65, Merck & Co., Inc., One Merck Drive, Whitehouse Station, NJ 08889-0100) and received not later than the close of business at 5:00 p.m. Eastern time on December 25, 2009.

Also, under the bylaws of Schering-Plough, shareholders must give advance notice of nominations for director or other business to be presented at the Schering-Plough 2010 Annual Meeting of shareholders (which will be the New Merck 2010 Annual Meeting of shareholders if the closing of the transaction occurs before the date of the Schering-Plough 2010 Annual Meeting), and such notice must be mailed and received in writing at the office of the Corporate Secretary of Schering-Plough, Schering-Plough Corporation, 2000 Galloping Hill Road, Mail Stop: K-1-4-4525, Kenilworth, NJ 07033 (or, after the closing of the transaction, to Celia A. Colbert, Senior Vice President, Secretary and Assistant General Counsel of Merck & Co., Inc., WS 3A-65, Merck & Co., Inc., One Merck Drive, Whitehouse Station, NJ 08889-0100) not earlier than the close of business on January 18, 2010 and not later than the close of business on February 17, 2010 (unless the closing of the transaction occurs before January 8, 2010, in which case the notice must be received prior to January 18, 2010). The above dates and time periods are subject to change under certain circumstances.

WHERE YOU CAN FIND MORE INFORMATION

Schering-Plough filed a registration statement on Form S-4 on June 24, 2009, to register with the SEC the Schering-Plough common stock to be issued to holders of Schering-Plough and Merck common stock in the merger. This document is a part of that registration statement and constitutes a prospectus of Schering-Plough in addition to being a joint proxy statement/prospectus of Merck and Schering-Plough. As allowed by SEC rules, this joint proxy statement/prospectus does not contain all the information you can find in Schering-Plough's registration statement or the exhibits to the registration statement. Merck and Schering-Plough file annual, quarterly and special reports, proxy statements and other information with the SEC.

You may read and copy any reports, statements or other information that Merck and Schering-Plough file with the SEC at the SEC Public Reference Room, located at 100 F Street, NE, Room 1580, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at (800) SEC-0330. These SEC filings are also available to the public from commercial document retrieval services and at the Internet web site maintained by the SEC, http://www.sec.gov.

You may also inspect reports, proxy statements and other information concerning Merck and Schering-Plough at the offices of the NYSE, located at 20 Broad Street, New York, New York 10005.

The SEC allows Merck and Schering-Plough to "incorporate by reference" information into this joint proxy statement/prospectus, which means that the companies can disclose important information to you by referring you to other documents filed separately with the SEC. The information incorporated by reference is considered part of this joint proxy statement/prospectus, except for any information superseded by information contained directly in this joint proxy statement/prospectus or in later filed documents incorporated by reference in this joint proxy statement/prospectus.

This joint proxy statement/prospectus incorporates by reference the documents listed below that Merck and Schering-Plough have previously filed with the SEC. These documents contain important business and financial information about Merck and Schering-Plough that is not included in or delivered with this joint proxy statement/prospectus.

Merck SEC Filings	Period
Annual Report on Form 10-K	Year ended December 31, 2008 filed February 27, 2009
Quarterly Report on Form 10-Q	Period ended March 31, 2009 filed May 4, 2009
Current Reports on Form 8-K	Filed February 3, 2009, February 11, 2009, February 24, 2009, March 2, 2009, March 9, 2009, March 10, 2009, April 21, 2009, May 4, 2009 (Form 8-K/A), May 12, 2009 May 20, 2009 and June 22, 2009

Exhibit 5

Office of the Secretary

Merck & Co., Inc.
WS3AB-05
One Merck Drive
P.O. Box 100
Whitehouse Station NJ 08889-0100
Fax 908 735 1224


MERCK

(OVERNIGHT DELIVERY)

November 23, 2009

Mr. Robert D. Morse

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Morse:

This is to acknowledge your letter dated November 13, 2009 and your shareholder proposal regarding "management compensation", which you submitted for inclusion in the proxy materials for the 2010 Annual Meeting of Shareholders.

Very truly yours,



Debra A. Bollwage
Senior Assistant Secretary

s:Proxy/Proposal Response Letters-2010

bcc: Colbert
Ellis
Fedosz
Filderman
Pressman
Stern

Exhibit 6

Bollwage, Debra A.

From:	Bollwage, Debra A.
Sent:	Tuesdav. November 24. 2009 5:50 PM
To:	*** FISMA & OMB Memorandum M-07-16 ***
Subject:	Merck - shareholder proposal
Attachments:	Document.pdf

Dear Mr. Morse,

Please see the attached response letter to your shareholder proposal. A hard copy is being sent overnight delivery to you as well. Thank you.

Sincerely,
Debbie

Debra A. Bollwage
Senior Assistant Secretary
Merck & Co., Inc.
One Merck Drive
Whitehouse Station, NJ 08889-0100
(908) 423-1688 (voice)
(908) 735-1224 (fax)
email: debra_bollwage@merck.com



Document.pdf (268 KB)

Office of the Secretary

Merck & Co., Inc.
WS3AB-05
One Merck Drive
P.O. Box 100
Whitehouse Station NJ 08889-0100
Fax 908 735 1224

(VIA EMAIL AND OVERNIGHT DELIVERY)


MERCK

November 24, 2009

Mr. Robert D. Morse

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Morse:

On November 16, 2009, we received your letter submitting a shareholder proposal regarding "management compensation", for inclusion in the 2010 Annual Proxy Statement. On November 3, 2009 (the "Effective Date"), Merck & Co., Inc. ("Old Merck") merged with and into a subsidiary of Schering-Plough Corporation ("Schering-Plough") and Schering-Plough changed its name to Merck & Co., Inc. ("New Merck").

Rule 14a-8(b)(2)(i) promulgated under the U.S. Securities Exchange Act of 1934, as amended, requires that you establish your continuous ownership of at least $2,000 in market value, or 1%, of New Merck securities entitled to be voted on your proposal at New Merck's Annual Meeting of Stockholders for at least one year from the date you submitted your proposal.

In order to comply with the rule, you must have held New Merck stock since the Effective Date, and you must have held Schering-Plough stock from November 16, 2008 until the Effective Date. If you held Old Merck stock prior to the Effective Date, this will not satisfy Rule 14a-8(b)(1). Therefore, please provide us with documentation demonstrating that you have continuously held at least $2,000 of New Merck stock since the Effective Date and documentation evidencing your continuous ownership of at least $2,000 of Schering-Plough stock prior to the Effective Date for such a period as is necessary to satisfy the one year holding requirement.

If you have not satisfied this holding requirement, in accordance with Rule 14a-8(f), New Merck will be entitled to exclude the proposal. If you wish to proceed with the proposal, within 14 calendar days of your receipt of this letter you must respond in writing to this letter and submit adequate evidence, such as a written statement from the "record" holder of the securities, verifying that you satisfy the holding requirement.

In the event you demonstrate that you have met the holding requirement, New Merck reserves the right, and may seek to exclude the proposal if in New Merck's judgment the exclusion of such proposal in the Proxy Statement would be in accordance with SEC proxy rules.

For your convenience, I have enclosed a copy of SEC Rule 14a-8 in its entirety. If you should have any questions, you may contact me at (908) 423-1688.

Very truly yours,



Debra A. Bollwage
Senior Assistant Secretary

s:Proxy/Proposal Response Letters-2010

(c) The security holder shall reimburse the reasonable expenses incurred by the registrant in performing the acts requested pursuant to paragraph (a) of this section.

Note 1 to § 240.14a-7. Reasonably prompt methods of distribution to security holders may be used instead of mailing. If an alternative distribution method is chosen, the costs of that method should be considered where necessary rather than the costs of mailing.

Note 2 to § 240.14a-7. When providing the information required by Exchange Act Rule 14a-7(a)(1)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with Exchange Act Rule 14a-3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

Note 3 to § 240.14a-7. If the registrant is sending the requesting security holder's materials under § 240.14a-7 and receives a request from the security holder to furnish the materials in the form and manner described in § 240.14a-16, the registrant must accommodate that request.

Rule 14a-8. Shareholder Proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal?

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit?

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be?

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this Rule 14a-8?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper Under State Law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of Law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of Proxy Rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal Grievance; Special Interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of Power/Authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management Functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to Election:* If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election;

(9) *Conflicts with Company's Proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this Rule 14a-8 should specify the points of conflict with the company's proposal.

(10) *Substantially Implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific Amount of Dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before it files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Rule 14a-9. False or Misleading Statements.

(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

Note. The following are some examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of this rule:

(a) Predictions as to specific future market values.

(b) Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation.

(c) Failure to so identify a proxy statement, form of proxy and other soliciting material as to clearly distinguish it from the soliciting material of any other person or persons soliciting for the same meeting or subject matter.

(d) Claims made prior to a meeting regarding the results of a solicitation.

Rule 14a-10. Prohibition of Certain Solicitations.

No person making a solicitation which is subject to Rules 14a-1 to 14a-10 shall solicit:

(a) Any undated or post-dated proxy; or

(b) Any proxy which provides that it shall be deemed to be dated as of any date subsequent to the date on which it is signed by the security holder.

Rule 14a-11. [Removed and Reserved.]

Rule 14a-12. Solicitation Before Furnishing a Proxy Statement.

(a) Notwithstanding the provisions of Exchange Act Rule 14a-3(a), a solicitation may be made before furnishing security holders with a proxy statement meeting the requirements of Exchange Act Rule 14a-3(a) if:

(1) Each written communication includes:

Exhibit 7



Robert D. Morse

*** FISMA & OMB Memorandum M-07-16 ***

PH: *** FISMA & OMB Memorandum M-07-16 ***

Nov 27, 2009

Greg Ellison, Staff Officer
Securities & Exchange Commission
Division of Corporate Finance
Office of the Chief Counsel
450 Fifth Street, NW
Washington, DC, 20549

Subject: Merck & Co. {New] requests

Dear Mr. Ellison:

In mid August, I mailed a Proxy Proposal to Merck, Inc., for inclusion in he 2010 Proxy Material for a vote.

Next. I received a notice to re-submit under the new name of Merck & Co.

On Nov. 23, 2009, I received a confirmation notice from Merck & Co.

Next day, the 24th, I received a request to furnish proof of purchase date and
required value of stock being held for 1 year or more. Since the effective merger date was Nov. 3, 2009. there were not even 30 days of trading in "The New" Merck & Co. How can I be asked an impossible chore from my broker ? Included were copies of your "Rules" which have been furnished for years, and not needed by me.

Could you interpret my status, and if in proper order, notify Merck & Co.of your decision, please ?

Enclosures
Copy to Merck & Co.

Thank you for your continued interest,

Robert D. Morse
Robert D. Morse

EXHIBIT

Office of the Secretary

Merck & Co., Inc.
WS3AB-05
One Merck Drive
P.O. Box 100
Whitehouse Station NJ 08889-0100
Fax 908 735 1224

(OVERNIGHT DELIVERY)


MERCK

November 23, 2009

Mr. Robert D. Morse

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Morse:

This is to acknowledge your letter dated November 13, 2009 and your shareholder proposal regarding "management compensation", which you submitted for inclusion in the proxy materials for the 2010 Annual Meeting of Shareholders.

Very truly yours,



Debra A. Bollwage
Senior Assistant Secretary

s:Proxy/Proposal Response Letters-2010

EXHIBIT

Merck & Co., Inc.
WS3AB-05
One Merck Drive
P.O. Box 100
Whitehouse Station NJ 08889-0100
Fax 908 735 1224

(VIA EMAIL AND OVERNIGHT DELIVERY)


MERCK

November 24, 2009

Mr. Robert D. Morse

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Morse:

On November 16, 2009, we received your letter submitting a shareholder proposal regarding "management compensation", for inclusion in the 2010 Annual Proxy Statement. On November 3, 2009 (the "Effective Date"), Merck & Co., Inc. ("Old Merck") merged with and into a subsidiary of Schering-Plough Corporation ("Schering-Plough") and Schering-Plough changed its name to Merck & Co., Inc. ("New Merck").

Rule 14a-8(b)(2)(i) promulgated under the U.S. Securities Exchange Act of 1934, as amended, requires that you establish your continuous ownership of at least $2,000 in market value, or 1%, of New Merck securities entitled to be voted on your proposal at New Merck's Annual Meeting of Stockholders for at least one year from the date you submitted your proposal.

In order to comply with the rule, you must have held New Merck stock since the Effective Date, and you must have held Schering-Plough stock from November 16, 2008 until the Effective Date. If you held Old Merck stock prior to the Effective Date, this will not satisfy Rule 14a-8(b)(1). Therefore, please provide us with documentation demonstrating that you have continuously held at least $2,000 of New Merck stock since the Effective Date and documentation evidencing your continuous ownership of at least $2,000 of Schering-Plough stock prior to the Effective Date for such a period as is necessary to satisfy the one year holding requirement.

If you have not satisfied this holding requirement, in accordance with Rule 14a-8(f), New Merck will be entitled to exclude the proposal. If you wish to proceed with the proposal, within 14 calendar days of your receipt of this letter you must respond in writing to this letter and submit adequate evidence, such as a written statement from the "record" holder of the securities, verifying that you satisfy the holding requirement.

EXHIBIT

In the event you demonstrate that you have met the holding requirement, New Merck reserves the right, and may seek to exclude the proposal if in New Merck's judgment the exclusion of such proposal in the Proxy Statement would be in accordance with SEC proxy rules.

For your convenience, I have enclosed a copy of SEC Rule 14a-8 in its entirety. If you should have any questions, you may contact me at (908) 423-1688.

Very truly yours,



Debra A. Bollwage
Senior Assistant Secretary

s:Proxy/Proposal Response Letters-2010

ROBERT MORSE
*** FISMA & OMB Memorandum M-07-16 ***

SOUTH JE

01 DEC



45¢

Merck & Co., Inc.
WS3AB-05
One Merck Drive
P.O. Box 100
Whitehouse Station NJ 08889-0100

08889+0100

